	January 17, 2006	700 Louisiana Street
Suite 3600
	By Telecopy (202) 772-9204	Houston, Texas 77002-2730

	Mr. H. Christopher Owings	Main Tel (713) 221-1651
	U.S. Securities and Exchange Commission	Main Fax (713) 224-6410
	Mail Stop 3561	www.mayerbrownrowe.com
100 1st Street NE
	Washington, DC 20549	David L. Ronn
Direct Tel (713) 546-0525
RE:	Ferrellgas Partners, L.P.	Direct Fax (713) 632-1825
	Registration Statement on Form S-3	dronn@mayerbrownrowe.com
Filed December 8, 2005
File No. 333-130193
Ferrellgas Partners, L.P. and subsidiary registrants
Form 10-K for Fiscal Year Ended July 31, 2005
File No. 1-11331
Dear Mr. Owings:
     This letter supplements the letter that our Firm originally delivered to you on January 13, 2006 (the “Initial Letter”) on behalf of Ferrellgas Partners, L.P. and its subsidiary registrants (“Ferrellgas Partners”), in response to the SEC’s comment letter of January 6, 2006 with respect to the above-referenced filings. The Initial Letter contained an inadvertent error in Response No. 6 (regarding additional undertakings required by Item 512(a)). Please allow this supplemental letter to restate in its entirety the original response to Question No. 6. The amended and restated answer is set forth below.
     As we have discussed, once you have agreed that our proposed responses and changes (including those contained in this supplemental letter) are satisfactory, we will coordinate the filing of an amendment to the registration statement referred to above. We appreciate your flexibility.
Ferrellgas Partners, L.P.
Registration Statement on Form S-3
Undertakings, page II-4
6.	Please include in the registration statement the additional undertakings required by Item 512(a) of Regulation S-K with respect to registration statements filed on or after December 1, 2005. See Release No. 33-8591.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 17, 2006

ANSWER:
Ferrellgas Partners proposes to revise the relevant portions of the undertakings section reflecting the additional undertakings required by Item 512(a), as follows (underlined words are additions and strikethroughs are deletions):
“Item 17. Undertakings
The undersigned registrant hereby undertakes:
     A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          1. to include any prospectus required by Section 10(a)(3) of the Securities Act;
          2. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          3. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided however, that:
paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
Provided, however, that:
paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and
paragraphs A.1, A.2 and A.3 above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 17, 2006

Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     D. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
Please feel free to call Kevin Kelly at 913-661-1504 or me at 713-546-0525 to discuss any remaining questions or comments. We thank you for your comments and questions and look forward to your response.

Sincerely,

/s/ David L. Ronn

David L. Ronn
cc:	Mr. Kevin Kelly
Ferrellgas, Inc.

Mr. Clifford Olsen
Deloitte & Touche LLP